1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

February 5 , 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Dominic Minore

Re:	Golub Capital BDC LLC
Amendment No. 1 to the Registration Statement on Form N-2 File No. 333-163279; 814-00794

Ladies and Gentlemen:

Golub Capital BDC LLC (including, after the expected statutory conversion of Golub Capital BDC LLC to Golub Capital BDC, Inc., a Delaware corporation, the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (Registration No. 333-163279) (the “Registration Statement”).  On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated January 11, 2010 from Mr. Dominic Minore, Senior Counsel, to Thomas Friedmann of Dechert LLP, outside counsel to the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the original filing of the Registration Statement.

Registration Statement

1.
In your response letter, indicate when Golub Capital BDC Inc. (“BDC Inc. ” ) plans to register its shares under the Securities Exchange Act and when it intends to file an election to be regulated as a business development company (“BDC”) on Form N-54A.

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

United States Securities and Exchange Commission Page 2 February 5 , 2010

Response:

The Company intends to register its shares of common stock, par value $0.001 per share (the “Common Stock”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through the filing of a Registration Statement on Form 8-A to be filed one day prior to the date on which the Company requests that the Registration Statement be declared effective by the Staff .   At that time, the Company also intends to file its election to be regulated as a business development company (“BDC”) on Form N-54A.

Prospectus

2.	The information contained in the prospectus should be updated and presented as of December 31, 2009.

Response:

As requested, the Company has updated the information in the Prospectus to present such information as of December 31, 2009.

Prospectus Cover Page

3.
Revise the second sentence of the second paragraph to disclose instead that BDC Inc. has no history of operating as a BDC and to clarify, if true, that GC Advisors LLC has no experience managing or administering a BDC.

Response:

As requested, the Company has  included disclosure noting that it has no history of operating as a BDC and that GC Advisors LLC (“GC Advisors”) has not ever managed or administered a BDC under the captions “Prospectus Summary – Operating and Regulatory Structure” and “Risk Factors – Neither we nor GC Advisors has ever operated as a business development company or a RIC, and we may not be able to operate our business successfully or generate sufficient revenue to make or sustain distributions to our stockholders.”  The Company respectfully submits that this language, while undoubtedly appropriate to caution investors regarding the limited experience of the Company and GC Advisors, would be misplaced and potentially confusing if it were to appear on the cover page of the prospectus, before there has been any meaningful discussion of the business purpose and structure of the Company, or of the relationship between the Company and GC Advisors.  We note that other similar BDCs do not include such language on the cover page of the prospectus and such an omission does not appear to have led to confusion in the marketplace.

4.	The first sentence of the fourth paragraph should be more prominent. See Instruction to Item 1.1.i. of Form N-2.

Response:

As requested, the Company has made the first sentence of the fourth paragraph of the Prospectus cover page more prominent by using a bold face font for the indicated disclosure.

5.	Move the information contained in the eighth paragraph up to the fourth paragraph.

United States Securities and Exchange Commission Page 3 February 5 , 2010

Response:

As requested, the Company has moved the paragraph regarding the typical trading pattern of shares of closed-end funds and associated risks for investors in the initial public offering to the fourth paragraph of the cover page.

6.	In the second sentence of the eighth paragraph, replace the phrase “it may” with the phrase “it will likely.”

Response:

As requested, the Company has replaced the phrase “it may” with “it will likely” in the  disclosure now located in the fourth  paragraph of the Prospectus cover page.

7.
Expand footnote (1) to include both the per share and total dollar amount of the offering expenses and also disclose that all of the offering expenses will be borne indirectly by investors in this offering and, therefore, will immediately reduce the net asset value of each investor’s shares.

Response:

As requested, the Company has expanded footnote (1) on the Prospectus cover page to include the additional information requested by the Staff.

8.	Also disclose in footnote (1) both the per share and total dollar amount of the proceeds of the offering to BDC Inc., after expenses.

Response:

As requested, the Company has amended footnote (1) to include both the per share and total dollar amount of the proceeds of the offering to the Company after expenses.

9.	All references to “Joint Book-Running Managers” should be changed to “Underwriters.”

Response:

As requested, the Company has revised the references to “Joint Book-Running Managers” to “Underwriters” throughout the Prospectus.

United States Securities and Exchange Commission Page 4 February 5 , 2010

Prospectus Summary

10.	Present the information contained in the first paragraph in a reader-friendly, plain English format.

Response:

As requested, the Company has revised the presentation of the information contained in the first paragraph of the Prospectus Summary to reflect a more reader-friendly, plain English format.

11.
In the third sentence of the first paragraph, change the phrase “where the context suggests otherwise” to the phrase “as otherwise indicated.”  In this regard, revise the prospectus disclosure, where necessary, to make clear when the defined terms refer to BDC LLC and when they refer to BDC Inc.

Response:

As requested, the Company has amended the first paragraph of the Prospectus Summary to replace the phrase “where the context suggests otherwise” with the phrase “as otherwise indicated” and has revised the disclosure throughout the Prospectus to make clear when defined terms refer to the Company prior to its conversion to a Delaware corporation and when they refer to such entity following its conversion.

Our Advisor

12.
Expand the discussion to specify the amount of the management fee and the incentive fees that are payable by BDC Inc. under the Investment Management Agreement, and the amounts payable under the Administrative Agreement.

Response:

As requested, the Company has expanded the disclosure under the headings “Prospectus Summary – Our Adviser ” and “The Company – Our Adviser ” to include a brief discussion of the fees payable to GC Advisors and a cross-reference to “The Offering – Investment  Advisory Agreement” beginning on page  10 of the Prospectus and to “The Offering – Administration Agreement” on page  13 of the Prospectus, which sections include detailed information regarding the fees payable by the Company under such agreements.

United States Securities and Exchange Commission Page 5 February 5 , 2010

13.
Disclose that, unlike most advisory fees that are based on an entity’s net assets, GC Advisors’ advisory fee is based on BDC Inc.’s gross assets and, therefore, GC Advisors will benefit when the BDC Inc. incurs debt or uses leverage.  Explain how the BDC Inc.’s Board of Directors will monitor this conflict of interest.

Response:

As requested, the Company has expanded the disclosure under the headings “Prospectus Summary – Our Adviser ” and “The Company – Our Adviser ” to note that the advisory fee payable to GC Advisors will be based on its gross assets and that GC Advisors will benefit in terms of an increase in its management fee when the Company incurs debt or uses leverage.  The Company notes that  basing the calculation of  an advisory fee  on gross assets is a common practice among BDCs, and particularly externally managed BDCs.  Therefore, the Company respectfully submits that the statement that the contemplated advisory fee calculation is unlike most advisory fees is not accurate and should be omitted.   The Company also has included disclosure under such headings to describe how its Board of Directors will monitor this potential conflict of interest.

14.
Expand the second paragraph to clarify why the Staffing Agreement merely “should,” as opposed to “will,” provide GC Advisors with access to deal flow generated by Golub Capital and its affiliates.  Also provide a plain English description of “deal flow.”

Response:

As requested, the Company has expanded the disclosure under the headings “Prospectus Summary – Our Adviser ” and “The Company – Our Adviser ” to state that the Staffing Agreement  provides the Company’s investment adviser , GC Advisors with access to deal flow generated by Golub Capital and its affiliates and that, as the Company’s investment adviser, GC Advisors is obligated to allocate investment opportunities among the Company and its other clients fairly and equitably over time in accordance with its allocation policy.   The Company has also provided a plain English description of the term “deal flow” under such headings.

United States Securities and Exchange Commission Page 6 February 5 , 2010

About Golub Capital

15.
The historical information pertaining to Golub Capital included throughout the prospectus summary should be given less prominence by moving it to the body of prospectus.  However, the prospectus summary may include similar historical information pertaining to GC Advisors.

Response:

As requested, the Company has revised the disclosure under the heading “Prospectus Summary – About Golub Capital” to reduce and give less prominence to historical information pertaining to Golub Capital Incorporated and its affiliates and subsidiaries (“Golub Capital”).  The Company, however, has retained in the Prospectus Summary certain basic information regarding Golub Capital because the Company believes and respectfully submits that at least a basic understanding of the relationship of the Company to Golub Capital and the business of Golub Capital is material to investors considering an investment in shares of the Company’s common stock.

Market Opportunity

16.	All of the information contained in this section, as well as under “Competitive Strengths” section, should be presented on the basis of facts and not merely on the basis of what “we believe.”

Response:

As requested, the Company has revised the disclosure under the headings “Prospectus Summary – Market Opportunity,” “Prospectus Summary – Competitive Strengths,” “The Company – Market Opportunity” and “The Company – Competitive Strengths” to minimize the use of the phrase “we believe.”  The Company respectfully submits that remaining references to its beliefs are based on the experience of its Board of Directors and of the management team of GC Advisors in the middle-market lending industry, and that these references provide investors with a useful perspective regarding the Company’s current perception of financing activity in the middle market.  In addition, several of these statements are forward-looking in nature and, although the Company has a reasonable basis to believe they are true, it cannot present them as current facts.

Recent Developments

17.	In your response letter, discuss the status under the 1940 Act of GCMF.

United States Securities and Exchange Commission Page 7 February 5 , 2010

Response:

Golub Capital Master Funding LLC (“GCMF”) is a wholly owned subsidiary of the Company.  It operated from its inception in July 2007 as a private fund exempt from registration under Section 3(c)(1) or Section 3(c)(7) under the Investment Company Act of 1940, as amended (the “1940 Act”).  Prior to the filing of the Registration Statement, all of the outstanding limited liability company interests in GCMF were held by three Delaware limited liability companies, Golub Capital Company IV, LLC, Golub Capital Company V, LLC and Golub Capital Company VI, LLC (the “GCMF Owners”). In November 2009, the GCMF Owners formed Golub Capital BDC LLC (“BDC LLC”), into which they contributed 100% of the membership interests of GCMF and from which they received a proportionate number of units representing limited liability company interests in Golub Capital BDC LLC.  Following these transactions, GCMF continues to be exempt from registration as an investment company under Section 3(c)(1) or Section 3(c)(7) under the 1940 Act. As GCMF will continue to be a sole member limited liability company subsidiary, the Company expects that GCMF will be able to rely on Section 3(c)(7) following the Company's initial public offering.

GCMF Asset Sales

18.	Disclose that the sales of assets to GCMF Owners would have been subject to the 1940 Act restrictions had they been effected by either BDC LLC or BDC Inc. after electing to become a BDC.

Response:

In December 2009, GCMF distributed six loans that had an aggregate par value of $21.3 million to the Company, and the Company distributed to each of the GCMF Owners its pro rata ownership interest in each such loan.  Each of the GCMF Owners subsequently made a cash contribution to GCMF in an amount equal to its pro rata portion of the outstanding principal balance of each loan.  The proceeds from these transactions (the “GCMF Asset Transactions”) will be used to repay $21.3 million under a variable funding note indenture, dated as of July 27, 2007, between GCMF, as issuer, and U.S. Bank National Association, as indenture trustee (the “Existing Credit Facility”).  Because the number of loan assets divested by GCMF is significantly lower than previously expected at the time the Registration Statement was filed and the remaining transactions were consummated during the registrant’s first fiscal quarter, which quarter ended December 31, 2009, discussion of the GCMF Asset Transactions has been  removed from the Prospectus Summary.  As requested, the Company has, revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 50 , to reflect that the owners of GCMF would have been subject to the restrictions of the 1940 Act had the GCMF Asset Transactions been effected after the Company’s election to be treated as a BDC.

United States Securities and Exchange Commission Page 8 February 5 , 2010

SBIC License

19.	In your response letter, indicate whether the two SBIC licensees that Golub Capital currently operates also rely upon on exclusion from the definition of an “investment company” under the 1940 Act.

Response:

The two small business investment company (“SBIC”) licensees operated by Golub Capital both are exempt from registration as investment companies under Section 3(c)(1) or Section 3(c)(7) under the 1940 Act.

Disciplined Investment and Underwriting Process

20.	Delete the phrase “time-tested, efficient and reliable” from the first sentence. In the alternative, disclose the factual basis supporting the phrase.

Response:

As requested, the Company has revised the disclosure under the headings “Prospectus Summary – Competitive Strengths – Disciplined Investment and Underwriting Process” and “The Company – Competitive Strengths – Disciplined Investment and Underwriting Process” to delete the phrase “time-tested, efficient and reliable.”

BDC Conversion

21.
Disclose the estimated per share purchase price equivalent and the number of BDC Inc. shares that will be issued to the GCMF Owners upon the BDC Conversion for contributing 100% of the membership interests of GCMF into BDC LLC.  Also disclose the GCMF Owners’ approximate percentage ownership interest in BDC Inc. after giving effect to this offering.

Response:

As requested, the Company has revised the disclosure under the headings “Prospectus Summary – Recent Developments – BDC Conversion , ” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Estimates – BDC Conversion” and “The BDC Conversion” to discuss the average estimated per share purchase price equivalent and the number of shares to be issued to GEMS and the incumbent GCMF Owners and also to disclose GEMS’s and the incumbent GCMF Owners’ approximate percentage ownership in the Company after giving effect to this offering.  The Company has based these calculations upon an estimate of the size of the proposed private placement and final determination of the size of the initial public offering and undertakes to update such information in a subsequent pre-effective amendment to the Registration Statement.

United States Securities and Exchange Commission Page 9 February 5 , 2010

22.
Briefly highlight the type of consideration that constituted the initial capitalization of GCMF and the types of assets underlying the GCMF membership interests that were contributed upon the formation of BDC LLC.

Response:

The initial owners of GCMF initially capitalized it with cash in July 2007 .  In connection with the formation of BDC LLC, the GCMF Owners contributed in kind their limited liability company interests in GCMF, the underlying assets of which were the Company’s portfolio of loan assets, in exchange for limited liability company interests in BDC LLC.  Following this contribution, GCMF became a wholly owned subsidiary of BDC LLC.  As requested, the Company has supplemented its description under the heading “Prospectus Summary – Recent Developments – BDC Conversion,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Estimates – BDC Conversion” and “BDC Conversion” to highlight this information.

23.
Disclose who originated the loans in BDC LLC’s portfolio.  Also provide a cross-reference to the “Portfolio Companies” section of the prospectus wherein you should disclose any material differences in the underwriting standards that were used to originate BDC LLC’s current portfolio securities as compared to BDC Inc.’s underwriting standards that are described in the prospectus.  If there are no material differences, add a statement to that effect in the prospectus.

Response:

As requested, the Company has revised the disclosure under the headings “Prospectus Summary – Recent Developments – Our Formation ” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Estimates – Our Formation ” and to state that Golub Capital and its affiliates, as investment adviser to GCMF, originated or purchased in the secondary market the loans in the Company’s portfolio, to include a cross-reference to the “Portfolio Companies” section of the Prospectus and to disclose that there are no material differences in the underwriting standards that were used to originate BDC LLC’s current portfolio securities and those that GC Advisors expects to utilize in making investments on behalf of the Company.  We note, however, as described in the prospectus, that the current portfolio is more heavily weighted toward senior loans than the long-term portfolio mix contemplated for the Company going forward , and we intend over time to include a  higher percentage of subordinated debt in the portfolio.

United States Securities and Exchange Commission Page 10 February 5 , 2010

GC Private Placement

24.	Clarify whether the GC private placement has been consummated or, in the alternative, when it is expected to occur.

Response:

The Company has amended the disclosure under the heading “Prospectus Summary – Recent Developments – Our Formation ” and as applicable throughout Amendment No. 1 to indicate that on February 5, 2010  GEMS Fund, L.P. (“GEMS”) purchase limited liability company interests in the Company (the “GC Private Placement”) , with the cash settlement of such private placement contingent upon, and to occur immediately after, the execution of an amendment to the Existing Credit Facility of the Company permitting such investment .

25.	Disclose whether GEMS is a privately-held entity and whether it is an investment company.

Response:

As requested, the Company has amended the disclosure under the headings “Prospectus Summary – Recent Developments – Our Formation ” and as applicable throughout Amendment No. 1 to specify that GEMS is a privately held company exempt from registration as an “investment company” under Section 3(c)(7) of the 1940 Act.

26.
Disclose the estimated amount of the net proceeds that BDC LLC received or will receive in connection with GEMS’ purchase of BDC LLC limited liability interests.  Indicate whether any of the related expenses of the GC Private Placement was paid or will be paid to affiliates of BDC LLC or underwriters of BDC Inc.’s common stock.

Response:

As requested, the Company has amended the disclosure under the headings “Prospectus Summary – Recent Developments – Our Formation ” and as applicable throughout Amendment No. 1 to include the amount of the net proceeds it received in connection with the GC Private Placement and to indicate that no expenses related to the GC Private Placement were paid to affiliates of the Company or underwriters of the initial public offering of Common Stock.

United States Securities and Exchange Commission Page 11 February 5 , 2010

27.	Clarify whether GEMS either paid or will pay all cash consideration for its purchase of the BDC LLC interests.

Response:

As requested, the Company has amended the disclosure under the heading “Prospectus Summary – Recent Developments – Our Formation ” and as applicable throughout Amendment No. 1 to clarify that GEMS paid all cash consideration for its acquisition of limited liability company interests in BDC LLC.

28.
Clarify, if true, that BDC Inc., and indirectly the shareholders purchasing shares in this offering, will pay the expenses of registering the BDC Inc. shares issued to GEMS upon the exercise of its registration rights.  Also disclose, if true, that the GEMS purchasers paid no placement fee or sales load for their interests.

Response:

As requested, the Company has amended the disclosure under the heading “Prospectus Summary – Recent Developments – Our Formation ” and as applicable throughout Amendment No. 1 to disclose that pursuant to a registration rights agreement between GEMS and the Company, the Company, and indirectly its stockholders, including investors in the initial public offering , will pay substantially all of the expenses of registering the shares issued to GEMS upon exercise of GEMS’ registration rights.  The Company also has amended such disclosure to indicate that GEMS paid no placement fee or sales load in connection with its acquisition of limited liability company interests in BDC LLC.

29.	In your response letter, provide us with your views on whether the GC Private Placement should be integrated with the public offering of BDC Inc.’s common stock.

Response:

The Company respectfully submits that the GC Private Placement should not be integrated with the public offering of the Company’s securities.  Securities Act Release No. 8828 expressly recognizes that issuers in the registration process may continue to raise capital privately pending completion of a public offering, provided that prospective investors do not learn of a private placement through public filings or marketing efforts in connection with such a public offering.

United States Securities and Exchange Commission Page 12 February 5 , 2010

The Commission’s integration guidance in Securities Act Release No. 8828 clarifies that the filing of the registration statement does not eliminate an issuer’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.  Release No. 8828 focuses on how the investors in the private offering were solicited and whether the filing of the public offering registration statement should be considered a general solicitation or general advertising that forecloses the availability of the exemption for the private offering.  For example, if a prospective private placement investor became interested in the concurrent private placement through a substantive, pre-existing relationship with the issuer or direct contact by the issuer or its agents apart from the public offering effort, then the filing of the registration statement would not impact the availability of the exemption for the private placement and the private placement could be conducted concurrently with the public offering.  Similarly, Release No. 8828 provides that if the issuer solicited interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted while the registration statement for the separate public offering was pending.

The Company extended an invitation to participate in the GC Private Placement to GEMS prior to the initial filing of the Registration Statement.  Prior to the initial filing of the Registration Statement, GEMS extended an invitation to a limited group of existing investors in other funds affiliated with Golub Capital to subscribe for limited partnership interests in GEMS.  Each of these individuals and entities had, at the time of such initial contact, a substantial, pre-existing business relationship with affiliates of Golub Capital.  Because GEMS, and indirectly its investors, became interested in the offering of the Company's securities through means other than the Registration Statement, the Registration Statement did not serve as a general solicitation for the private offering and the exemption for the private offering set forth in Release No. 8828 should be available.  In addition, the ultimate investors will not be acquiring securities directly in the Company but rather indirectly through GEMS, a privately held limited partnership.  Moreover, they will be investing in GEMS prior to completion of the Company’s initial public offering and will be exposed to the risks attendant to an investment in an unlisted company with unregistered securities in addition to the risk that the Company's initial public offering is not completed and that the Company fails to recognize the expected net proceeds of such initial public offering.  Accordingly, on the basis of the foregoing, the Company respectfully submits that the integration of the GC Private Placement and the public offering of the Company’s securities is not appropriate.

United States Securities and Exchange Commission Page 13 February 5 , 2010
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30.
In your response letter, identify the exemption from registration that BDC LLC will rely on in connection with the offer and sale of its limited liability company interests to GEMS.  Also identify the exemption from registration that BDC Inc. will rely on in connection with the offer and sale of its common stock to GEMS upon the BDC Conversion.

Response:

The Company has extended an invitation to participate in the GC Private Placement only to individuals that are both “accredited investors” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) , and “qualified purchasers” as defined in Section 2(a)(51) under the 1940 Act.  Accordingly, the Company intends to rely on Regulation D under the Securities Act and Section 3(c)(7) under the 1940 Act in connection with the offer and sale of its securities to GEMS.

The Company respectfully submits that there is no offer and sale of securities in connection with its conversion from a limited liability company to a Delaware corporation.  Rather, under Section 265 of the General Corporation Law of the State of Delaware, the corporation will be deemed to be the same entity as BDC LLC without further action and under the documentation governing such conversion, and as permitted by Section 265, unregistered, restricted shares of Common Stock will be issued to the GCMF Owners and GEMS in accordance with a predetermined, fixed ratio at the time of, and in connection with, the conversion transaction.

Even if, as a matter of U.S. federal securities laws, the state law conversion were considered by the Staff to be an offer and sale of securities, the Company respectfully submits that such transaction would be an exempt exchange transaction under Section 3(a)(9) of the Securities Act.  Section 3(a)(9) of the Securities Act generally imposes the following four requirements: same issuer; no additional consideration from the security holder; offer may be extended only to existing security holders; and no remuneration for the solicitation.  As a matter of state law, the issuer of the securities upon the conversion of BDC LLC to a Delaware corporation is the same entity as BDC LLC.  In addition, as part of the conversion, the GCMF Owners and GEMS will not be paying additional consideration to the Company, the exchange is being offered only to the GCMF Owners and GEMS and the Company is not paying any commission or other remuneration for the solicitation of the exchange.  Accordingly, on the basis of the foregoing, the Company respectfully submits that the conversion would be an exempt exchange transaction under Section 3(a)(9) of the Securities Act.

United States Securities and Exchange Commission Page 14 February 5 , 2010

GCMF Asset Sales

31.	Clarify whether all of the proceeds from the GCMF Asset Sales consisted of cash, and specify the use of proceeds therefrom.

Response:

The Company has included enhanced disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Estimates – GCMF Asset Transactions” to clarify that the contribution received by GCMF from the GCMF Owners consisted only of cash and that such contribution was used in its entirety to repay outstanding indebtedness under the Existing Credit Facility.

32.
Identify the types of portfolio assets that constituted the GCMF Asset Sales and disclose whether affiliates of Golub Capital or the underwriters of this offering originated any of the loans that were sold as part of the GCMF Asset Sales.

Response:

The Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Estimates – GCMF Asset Transactions” to state that the six portfolio assets distributed as part of the GCMF Asset Transactions were illiquid loans that the Company did not believe were consistent with the Company’s investment strategy going forward.  The Company also has revised such disclosure to state that affiliates of Golub Capital originated or purchased on the secondary market the loans that were distributed as part of the GCMF Asset Transactions and that none of the underwriters originated any such loans.

33.	Identify the number of GCMF Owners that purchased assets in the GCMF Asset Sales, the total dollar amount of the purchases, and how the purchase price was determined and by whom.

Response:

As requested, the Company has revised its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Estimates – GCMF Asset Transactions,” (i) to state that such assets were distributed to the three GCMF Owners pro rata in proportion to their ownership interests in the Company, (ii) to reflect the mechanics of the GCMF Asset Transactions, (iii) to reflect the total par value of the assets distributed to the GCMF Owners and (iv) to note that the cash amount contributed by GCMF, which was equal to the par value of the assets contributed, was determined by the investment adviser to GCMF, consistent with its then existing advisory role, and ratified by the directors of the Company.

United States Securities and Exchange Commission Page 15 February 5 , 2010

34.	Clarify whether GCMF will continue to be a wholly-owned subsidiary of BDC Inc. upon the BDC Conversion.

Response:

As requested, the Company has amended the disclosure under the headings “Prospectus Summary – Recent Developments – BDC Conversion,” “ Management’s Discussion and Analysis of Financial Condition and Results of Operations  – Recent Developments and Estimates – BDC Conversion,” and “The BDC Conversion” to clarify that GCMF will remain a wholly owned subsidiary of the Company following the Company’s conversion to a Delaware corporation.

SBIC License

35.	Identify the number of years that Golub Capital has been managing SBICs licensed by the SBA.

Response:

As requested, the Company has amended the disclosure under the heading “Prospectus Summary – Recent Developments – SBIC License” and as applicable throughout Amendment No. 1 to disclose that Golub Capital has been managing SBICs licensed by the Small Business Administration (the “SBA”) for more than 14 years.

36.	Clarify that there can be no assurances that any of BDC Inc.’s subsidiaries will receive an SBIC License.

Response:

As requested, the Company has amended the disclosure under the heading “Prospectus Summary – Recent Developments – SBIC License” and as applicable throughout Amendment No. 1 to clarify that there can be no assurance that any of the Company’s subsidiaries will be granted a SBIC license.

37.
Expand the second paragraph to disclose the effective cap on the financing due to outstanding SBA-guaranteed debentures issued by affiliates of Golub Capital assuming that the proposed legislation increasing the overall limits does not become law.

United States Securities and Exchange Commission Page 16 February 5 , 2010

Response:

As requested, the Company has expanded the disclosure under the heading “Prospectus Summary – Recent Developments – SBIC License” and as applicable throughout Amendment No. 1 to disclose the effective cap on financing due to outstanding debentures to be guaranteed by the SBA, assuming that the proposed SBA legislation does not become law.

The Offering

Investment Management Agreement

38.	Define “net investment income.”

Response:

The Company has revised the disclosure under the heading “The Offering – Investment  Advisory Agreement” to define “pre-incentive fee net income.”

39.
Disclose that the part of the incentive fee payable to GC Advisors that relates to BDC Inc.’s net investment income will be computed and paid on income that may include interest income that has been accrued but not yet received in cash.  In this regard, also highlight the types of BDC Inc.’s investments and interest that are likely to give rise to accrued interest income that may not yet have been paid in cash.

Response:

As requested, the Company has revised the disclosure under the heading “The Offering – Investment Advisory Agreement” and as applicable throughout Amendment No. 1 to state that the portion of the incentive fee related to net investment income will be computed and paid on income that may include interest income that has been accrued but not yet received in cash and to describe the types of investments that are likely to give rise to the payment of such fees.

40.
In the last sentence of the second paragraph, it appears that the phrase “from the date of our election to become a BDC through the end of each calendar year” should be added directly after the phrase “computed net of all realized capital losses and unrealized capital depreciation.”

United States Securities and Exchange Commission Page 17 February 5 , 2010

Response:

As requested, the Company has revised the disclosure under the heading “The Offering – Investment Advisory Agreement” and as applicable throughout Amendment No. 1 to state that the aforementioned computation is net of all realized capital losses and unrealized capital depreciation from the date of the Company’s election to become a BDC through the end of each fiscal year.

Trading at a Discount

41.	Briefly clarify the effect of shares trading at a discount to net asset value.

Response:

As requested, the Company has amended the disclosure under the heading “The Offering – Trading at a Discount” to clarify that the Company will be unable to sell its Common Stock at a price below net asset value per share unless its existing stockholders approve such sale in advance.

Leverage

42.	Specify the maturity date of and the available credit under, the Existing Credit Facility.

Response:

As requested, the Company has amended the disclosure under the heading “The Offering – Leverage” and as applicable throughout Amendment No. 1 to reference the December 29, 2010 maturity date of the Existing Credit Facility and to indicate that no further borrowings may be made under the Existing Credit Facility.

43.	Highlight the consequences of BDC Inc.’s failure to secure a New Credit Facility on the terms anticipated.

Response:

As requested, the Company has amended the disclosure under the heading “The Offering – Leverage” to cross-reference a new risk factor describing the consequences of any failure to secure a new credit facility on the terms anticipated by the commitment letter (the “New Credit Facility”).

United States Securities and Exchange Commission Page 18 February 5 , 2010

44.	Update the status of the efforts to secure a commitment letter with a lender for the New Credit Facility.

Response:

As requested, the Company has amended the disclosure under the heading “The Offering – Leverage” and as applicable throughout Amendment No. 1 to disclose that the Company expects to enter into a commitment letter for the New Credit Facility in February 2010, and in any event prior to the commencement of marketing for the initial public offering.  The Company also has included disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Prospectus regarding the proposed material terms of the New Credit Facility as contemplated by such commitment letter.

Anti-Takeover Provisions

45.	Expand the penultimate sentence to clarify that deterred hostile takeovers or proxy contests might otherwise be in the best interest of BDC Inc.’s common shareholders.

Response:

As requested, the Company has amended the disclosure under the heading “The Offering – Anti-Takeover Provisions” and as applicable throughout Amendment No. 1 to clarify that certain measures taken by the Company to deter hostile takeovers or proxy contests may delay, defer or prevent a transaction or change of control that might otherwise be in the best interests of the Company’s common stockholders.

Risk Factors

46.	Move this section to a more prominent place in the discussion of “The Offering.”

Response:

As requested, the Company has moved the heading  “ The Offering –  Risk Factors”  to after the heading “ The Offering – Common Stock to be Outstanding after this Offering” to make the related discussion more prominent.

United States Securities and Exchange Commission Page 19 February 5 , 2010

Fees and Expenses

47.
Delete the parenthetical “(estimated)” from the “Total annual expenses” line item.  In this regard, in the sentence following the “Total annual expenses” line item, replace the phrase “some of the percentages” with the phrase “Other expenses.”

Response:

As required by Form N-2, certain fees and expenses presented in the Fees and Expenses table are based on assumptions or estimates.  For example, “Incentive fees payable under the Investment Advisory Agreement” are based on an assumption regarding the base performance fee arrangement according to Instruction 7(a) to Item 3 of Form N-2.  “Other expenses” are estimated according to Instruction 6 to Item 3 of Form N-2.  Additionally, the amount of “Interest payments on borrowed funds” is based on certain assumptions described in footnote (6) to the Fees and Expenses table.  Due to the requirements of Form N-2 and the nature of the information provided in the Fees and Expenses table, the Company respectfully submits that the current disclosure regarding estimated information best reflects the nature of certain information presented in the table.

48.
We note the absence of the Acquired Fund Fees & Expenses line item from BDC Inc.’s fee table.  Please confirm to us in your response letter that BDC Inc. will not make investments that trigger the need for the additional Acquired Fund Fees & Expenses line item.

Response:

The Company confirms to the Staff that it will not make investments that require the disclosures contemplated by the Acquired Fund Fees and Expenses line item.

49.	The fees contained in the “Management Fees” line item should be presented as a percentage of net assets attributable to common stock with BDC Inc.’s expected degree of leverage taken into account.

Response:

As requested, the fees contained in the “Management Fees” line item will be presented based on the percentage of net assets attributable to the Common Stock and take into account the Company’s expected use of borrowed funds.

50.
Expand footnote (4) to provide a more precise definition of “average adjusted gross assets.”  Also provide a brief explanation in footnote (4) of how the conversion from average adjusted gross assets to net asset attributable to common shares was performed.

United States Securities and Exchange Commission Page 20 February 5 , 2010

Response:

As requested, the Company has expanded footnote (4) to provide a more precise definition of average adjusted gross assets and to describe how the conversion from average adjusted gross assets to net assets attributable to shares of Common Stock was performed.

51.
Expand footnote (5) to clarify whether there will be any “claw back” if a cumulative annual hurdle rate is not realized.  Disclose whether the Advisor will be required to repay any incentive fee that is based on accrued income that BDC Inc. never actually receives.

Response:

As requested, the Company has expanded footnote (5) to clarify that there will not be any “claw back” and to disclose that GC Advisors will not be required to repay any incentive fee that is based on accrued income that the Company never actually receives.

52.
Disclose unequivocally whether or not BDC Inc. anticipates leveraging through an offering of preferred stock during the next twelve months.  If BDC Inc. anticipates offering preferred stock during the next twelve months, we will have further comments.

Response:

As requested, the Company has disclosed under the heading “Fees and Expenses” in footnote (6) that it does not anticipate adding additional leverage through an offering of preferred stock during the 12 months following its initial public offering.

Example

53.
Revise the Example so that both the total stockholder transaction expenses and the total annual expenses are given effect in the narrative and tabular presentation.  In this regard, also delete the assumption that BDC Inc. “would have no indebtedness.”

United States Securities and Exchange Commission Page 21 February 5 , 2010

Response:

As requested, the Company has revised the example so that both the total stockholder transaction expenses and the total annual expenses are given effect in the narrative and tabular presentation.  The Company also has deleted the assumption that it would have no indebtedness.

54.
In the paragraph following the table, change the word “insignificant” to “immaterial” and, if applicable, include any material amount of incentive fee payable under the Investment Management Agreement assuming a 5% annual return.

Response:

As requested, the Company has revised the word “insignificant” to “immaterial” in the paragraph following the Fees and Expenses table.  Also, the Company has stated that no incentive fee would be payable under the Investment Advisory Agreement if there is a five percent annual return.

55.	Present in a prominent manner the information contained in the first sentence of the last paragraph.

Response:

As requested, the Company has moved the information previously contained in the first sentence of the last paragraph in the Fees and Expenses Section to the paragraph before the table.

Risk Factors

56.
Disclose whether BDC Inc. has a policy that limits the amount of its assets that may be invested in illiquid securities.  In the alternative, state that all of BDC Inc.’s assets may be invested in illiquid securities.

Response:

As requested, the Company has added a statement indicating that all of its assets may be invested in illiquid securities under the risk factor captioned “The lack of liquidity in our investments may adversely affect our business.”

57.
In your response letter, confirm that BDC Inc. will not engage in reverse repurchase agreements.  In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by BDC Inc. and, if true, that they are subject to BDC Inc.’s overall limitation on borrowing.  Also highlight the risks pertaining to reverse repurchase agreements.

United States Securities and Exchange Commission Page 22 February 5 , 2010

Response:

As requested, the Company has included disclosure under the risk factor caption “We may enter into reverse repurchase agreements, which are another form of leverage.” providing a description of the Company’s potential use of reverse repurchase agreements and highlighting the risks pertaining to the use of reverse repurchase agreements.

We have only a two-year operating history. . .

58.	In the risk factor caption, change the phrase “we have only a” to state that you have never operated as business development company or a RIC.

Response:

As requested, the Company has amended the aforementioned caption to state that the Company has never operated as a BDC or a regulated investment company (“RIC”).

The Investment Management Agreement with GC Advisors. . .

59.
In the last sentence, clarify whether the decision not to enforce, or to enforce less vigorously, rights and remedies under the contracts would have been the same had they not been entered into with related parties.  In the alternative, reconcile the last sentence with BDC Inc.’s fiduciary obligations to its shareholders.

Response:

As requested, the Company has amended the disclosure under the risk factor caption “The Investment  Advisory Agreement with GC Advisors and the Administration Agreement with GC Service were not negotiated on an arm’s length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third party” to state that any decision not to enforce, or to enforce less vigorously, the rights and remedies under such agreements would be a breach of the Company’s fiduciary obligations to its stockholders.

United States Securities and Exchange Commission Page 23 February 5 , 2010

We operate in a highly competitive market...

60.
Expand the penultimate sentence of the second paragraph to indicate that the allocation also may not be in BDC Inc.’s and its shareholders’ best interests.  Also provide a cross- reference to the section of the prospectus which describes GC Advisors’ allocation policies and procedures.

Response:

As requested, the Company has amended the disclosure under the risk factor caption “We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.” to indicate that the allocations discussed may not be in the best interests of the Company and its stockholders.  The Company has added cross-references to “Risk Factors – Risks Relating to Our Business and Structure – There are significant potential conflicts of interest that could affect our investment returns. – Conflicts related to obligations our investment committee, GC Advisors or its affiliates have to other clients.” and to the “Related Party Transactions and Certain Relationships” section, which section describes GC Advisors’ allocation policies and procedures.

Regulations governing our operation as a business development company affect our ability..

61.
Disclose that should BDC Inc, issue preferred stock as a means of leverage, all of the costs of offering and servicing preferred stock, including dividend payments, will be borne entirely by BDC Inc.’s common shareholders.  Also disclose that the interests of the preferred stockholders arc not necessarily aligned with the interests of common stockholders and that the rights of holders of preferred shares to receive dividends will also be senior to those of the holders of common shares.

Response:

The Company does not currently anticipate issuing preferred stock during the 12 months following its initial public offering.  As requested, the Company has amended the disclosure under the risk factor caption “Regulations governing our operation as a business development company affect our ability…” to describe the impact that the Company’s issuance of preferred stock would have on holders of its Common Stock and to disclose that the interests of holders of preferred stock are not necessarily aligned with the interests of holders of its Common Stock.

62.	In your response letter, confirm that BDC Inc. will not borrow from, grant security interests to, or pledge assets to affiliates.

United States Securities and Exchange Commission Page 24 February 5 , 2010

Response:

As requested, the Company confirms that it will not borrow from, grant security interests to, or pledge assets to its affiliates.

63.	Disclose that any person from whom BDC Inc. borrows will not have either a veto power or a vote in approving or changing any of BDC Inc.’s fundamental policies.

Response:

As requested, the Company has included disclosure under the risk factor caption “Regulations governing our operation as a business development company affect our ability…” that persons from whom it borrows will not have either veto power or a vote in approving or changing any of the Company’s fundamental policies.

We intend to finance our investments with borrowed money. . .

64.	Expand the discussion to clarify that drops in asset values may magnify losses or totally eliminate the BDC Inc.’s equity in a leveraged investment.

Response:

As requested, the Company has expanded the disclosure under the risk factor caption “We intend to finance our investments with borrowed money…” to clarify that decreases in asset values may magnify losses or totally eliminate its equity in a leveraged investment.

65.	Disclose the percentage limit of BDC Inc.’s total assets that may be pledged or to which a security interest may be granted in connection with any borrowing by BDC Inc.

Response:

As requested, the Company has revised the disclosure under the risk factor caption “We intend to finance our investments with borrowed money…” to disclose that up to 100 percent of the Company’s total assets may be pledged or a security interest may be granted with respect to such assets in connection with its borrowings.

66.	Revise the last paragraph to state, if true, that BDC Inc. does not anticipate issuing preferred stock during the next twelve months.

United States Securities and Exchange Commission Page 25 February 5 , 2010

Response:

As requested, the Company has amended the disclosure on page 26 of Amendment No. 1 to indicate that the Company does not anticipate issuing preferred stock during the next 12 months.

67.	Use minus signs instead of parenthesis to denote negative values.

Response:

As requested, the Company has revised Amendment No. 1 to use minus signs instead of parentheses to denote negative values.

Our board of directors may change our investment objective. . .

68.	Clarify that as a business development company, BDC Inc. may liquidate without shareholder approval.

Response:

The Company respectfully submits that Section 275 of the General Corporation Law of the State of Delaware requires a vote of the majority of the outstanding stock of the corporation prior to dissolution.  The Company has amended its disclosure under this caption on page  30 of Amendment No. 1 to state that the General Corporation Law of the State of Delaware requires a stockholder vote prior to any dissolution of the Company.

Our incentive fee may induce GC Advisors. . .

69.
Briefly highlight how BDC Inc.’s Board of Directors will monitor the conflict of interests described therein.  Also, expand the discussion to disclose that BDC Inc.’s investment advisor also controls the timing of when capital gains and losses will be realized on BDC Inc.’s investments and that it therefore has a conflict of interest to maximize its incentive fee even though the timing may not be in the best interests of BDC Inc.’s shareholders.

Response:

As requested, the Company has enhanced the disclosure under the risk factor caption “Our incentive fee may induce GC Advisors to make certain investments, including speculative investments.” to disclose the means by which the Company will monitor conflicts of interest and to expand the discussion of conflicts of interests to include GC Advisors’ conflict related to the timing of realizing capital gains and losses by the Company.

United States Securities and Exchange Commission Page 26 February 5 , 2010

We may be subject to additional risks if we engage in hedging transactions and/or invest in foreign securities.

70.
Disclose that at least 70% of BDC Inc.’s investment must be in issuers each of whom is organized under the laws of, and has its principal place of business in, any State of the Unites States, the District of Columbia, Puerto Rico, the Virgin Islands, or any other possession of the United States.

Response:

As requested, the Company has amended its disclosure under the risk factor caption “We may be subject to additional risks if we engage in hedging transactions and/or invest in foreign securities” to indicate that the 1940 Act generally requires that 70 percent of the Company’s investment be in issuers each of whom is organized under the laws of, and has its principal place of business in, any State of the United States, the District of Columbia, Puerto Rico, the Virgin Islands or any other possession of the United States.

71.	Disclose how BDC Inc.’s investment in foreign securities furthers BDC Inc.’s investment strategies pertaining to its U.S. investments.

Response:

As requested, the Company has included disclosure under the risk factor caption “We may be subject to additional risks if we engage in hedging transactions and/or invest in foreign securities” a discussion of how its existing investment in two foreign securities and any future investments in foreign securities further both its overall investment objective of maximizing the total return to its stockholders through both current income and capital appreciation through debt and minority equity investments and its investment strategies pertaining to its U.S. investments.

72.	Disclose whether BDC Inc. may invest in the securities of emerging market issuers. Expand the corresponding risk factor discussion as appropriate.

Response:

As requested, the Company has revised the disclosure under the risk factor caption “We may be subject to additional risks if we engage in hedging transactions and/or invest in foreign securities” to disclose that, to the extent it is permitted to invest in securities of non-U.S. issuers, it may invest in the securities of emerging market issuers and to describe risks attendant to any such investment.

United States Securities and Exchange Commission Page 27 February 5 , 2010

Special Note Regarding Forward-Looking Statements

73.	Expand the last sentence of the last paragraph to indicate that the “safe harbor” provisions also do not apply to statements made in BDC Inc.’s Exchange Act periodic reports.

Response:

The Company respectfully submits that the forward-looking statements made in its periodic reports should not be excluded from the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995 (the “1995 Act”).  Section 21E(b)(2) of the Exchange Act provides that the safe harbor for forward-looking statements shall not apply to a forward-looking statement “[t]hat is (A) included in a financial statement prepared in accordance with generally accepted accounting principles; (B) contained in a registration statement of, or otherwise issued by, an investment company; (C) made in connection with a tender offer; (D) made in connection with an initial public offering; (E) made in connection with an offering by, or relating to the operations of, a partnership, limited liability company, or a direct participation investment program; or (F) made in a disclosure of beneficial ownership in a report required to be filed with the Commission pursuant to section 13(d).”  Because Section 21E does not exclude periodic and other reports described under Section 13(a) of the Exchange Act, the Company believes that the exclusionary statement regarding the “safe harbor” provisions of the 1995 Act should be limited only to the extent set forth in its existing disclosure.

Use of Proceeds

74.	At the end of the first paragraph, replace the phrase “by us” with the phrase “directly and indirectly by investors in this offering.”

Response:

As requested, the Company has replaced the phrase “by us” with the phrase “directly and indirectly by investors in this offering” at the end of the first paragraph under the heading “Use of Proceeds.”

75.	Disclose the total estimated net proceeds to BDC Inc. from the GC Private Placement and this offering.

United States Securities and Exchange Commission Page 28 February 5 , 2010

Response:

As requested, the Company has amended the disclosure under the heading “Use of Proceeds” to disclose the total estimated net proceeds to the Company from each of the GC Private Placement and its initial public offering.

Distributions

76.
In the last paragraph clarify that stockholders who receive distributions in the form of additional shares of common stock will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax.  Also disclose the reinvested dividends increase BDC Inc’s gross assets on which a management fee and an incentive management fee are payable to GC Advisors.

Response:

As requested, the Company has revised the disclosure of the final paragraph under the heading “Distributions” to clarify that stockholders who receive distributions in the form of additional shares of Common Stock will be required to pay applicable U.S. federal, state and local taxes on such reinvested dividends but will not receive a corresponding cash distribution with which to pay any such taxes.  The Company also has revised such disclosure to disclose that reinvested dividends increase the gross assets on which a base management fee and incentive fee are payable to GC Advisors.

Capitalization

77.	In footnote (2), disclose the net proceeds to BDC LLC from “the sale of certain assets of GCMF.”

Response:

The GCMF Asset Transactions were completed prior to December 31, 2009 and are reflected in the Company’s capitalization as of December 31, 2009.  Accordingly, the Company has eliminated such transactions from its presentation of pro forma capitalization.

Management’s Discussion and Analysis

Expenses

78.	In your response letter, identify which of the BDC Inc.’s fee table line items includes each of the actual or estimated costs and expenses set forth in this section.

United States Securities and Exchange Commission Page 29 February 5 , 2010

Response:

The “Management fees” line item of the Company’s fee table includes the management fees payable to GC Advisors under the Investment Advisory Agreement.  The “Incentive fees payable under the Investment Advisory Agreement” line item includes the incentive fees payable to GC Advisors under the Investment  Advisory Agreement.  The “Interest payments on borrowed funds” line item includes the interest expense on outstanding debt under the Existing Credit Facility.  The “Other expenses” line item includes all other expenses listed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

79.
In your response letter, confirm that estimates of all of the costs and expenses for which the BDC Inc. will reimburse GC Advisors, GC Service, or their affiliates are included in the prospectus fee table and expense example presentation.

Response:

As requested, the Company hereby confirms that estimates of all of the costs and expenses for which the Company will be obligated to reimburse GC Advisors, GC Service and their affiliates under the Administration Agreement are included under the caption “Fees and Expenses – Example.”

GCMF Asset Sales

80.
In your response letter, discuss whether any of the GCMF Asset purchasers could have claims (or other recourse) against BDC Inc. for breach of representations and warranties relating to the assets purchased.

Response:

The assets distributed as part of the GCMF Asset Transactions were distributed to the GCMF Owners who are affiliates of the Company.  The documentation governing the GCMF Asset Transactions did not include representations and warranties or indemnities which would typically give rise to claims or other recourse against the Company.  Accordingly, the Company does not believe that these affiliates would have claims or other recourse against it for breach of representations and warranties relating to the assets transferred.

United States Securities and Exchange Commission Page 30 February 5 , 2010

New Credit Facility

81.
Disclose whether any of BDC LLC’s or BDC Inc.’s sponsor or affiliates have any recourse under the Existing Credit Facility and, if so, how they will directly or indirectly benefit from it being paid off.

Response:

As requested, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” to state that none of its sponsors or affiliates has any recourse under the Existing Credit Facility.

82.	Disclose whether there is any provision of the Existing Credit Facility that requires it be paid off at this time.

Response:

As requested, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Credit Facilities” to describe provisions of the Existing Credit Facility that, absent amendment or waiver, could require repayment of the Existing Credit Facility at the closing of the offering.  The Company advises the Staff that it does not intend to commence marketing the initial public offering of its common stock until such time as it has entered into a binding waiver or amendment modifying such provisions of the Existing Credit Facility.

83.
Provide a comparative discussion that highlights the salient terms of the Existing Credit Facility and the likely terms of the New Credit Facility; for example, highlight the amount of the credit line, interest rates, repayment terms, and material restrictive covenants.

Response:

As requested, the Company has included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Credit Facilities” a discussion of the material terms of the Existing Credit Facility and the expected terms of the New Credit Facility .

United States Securities and Exchange Commission Page 31 February 5 , 2010

84.
It appears from the disclosure on page 51 that BDC LLC and its predecessor have not been able to borrow additional funds under its Existing Credit Facility since December 29, 2008.  Briefly describe how BDC LLC has been financing its activities since that date.

Response:

As requested, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” to describe the material terms of the Existing Credit Facility and the means through which it financed its activities after December 29, 2008.

85.	Update the status of obtaining the New Credit Facility. Disclose whether obtaining it may be conditioned upon the successful completion of the Private Placement and this offering.

Response:

As requested, the Company has included under the heading “The Offering – Leverage” and as applicable throughout Amendment No. 1 an update as to the status of obtaining the New Credit Facility and that such financing is conditioned upon the successful completion of the initial public offering.

86.
Disclose that there can be no assurances that BDC Inc. will be able to obtain a New Credit Facility on satisfactory terms.  Also disclose BDC Inc’s plans in the event that a New Credit Facility cannot be obtained; in this regard, identify how, without a New Credit Facility, BDC Inc. will pay off the Existing Credit Facility upon its December 29, 2010 maturity date and how the lack of a New Credit Facility will likely impact BDC Inc.’s operations, liquidity, profitability and share price.

Response:

As requested, the Company has expanded the disclosure under the heading “The Offering – Leverage” and as applicable throughout Amendment No. 1 to state that there are no assurances that the Company will obtain the New Credit Facility on satisfactory terms, or at all, and to provide greater information regarding the Company’s plans in the event the New Credit Facility is not obtained.

87.	Disclose the likely material covenants of the New Credit Facility.

United States Securities and Exchange Commission Page 32 February 5 , 2010

Response:

As requested, the Company has included in the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” a summary of the likely material covenants in the New Credit Facility.

88.	In your response letter, undertake to file the New Credit Facility as an exhibit in a post- effective amendment to the registration statement.

Response:

The Company respectfully submits that it does not expect the New Credit Facility to be executed until after completion of its initial public offering and, accordingly, does not expect to file the New Credit Facility as an exhibit to the Registration Statement.  As requested, the Company undertakes to disclose and file a copy of the New Credit Facility as an exhibit under cover of a Report on Form 8-K or its next report on Form 10-Q following the execution of the New Credit Facility in accordance with the requirements of the Exchange Act.

SBIC License

89.	Delete the phrase “believe that Golub Capital and our subsidiary have excellent prospects of receiving SBIC license, although” from the third paragraph.

Response:

As requested, the Company has deleted the phrase “believe that Golub Capital and our subsidiary have excellent prospects of receiving SBIC license, although” and amended the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Estimates – SBIC License” to reflect the uncertainty of receiving an SBIC license.

90.
Assuming that the disclosed proposed legislation does not become law, expand the fourth paragraph to indicate the minimum and maximum dollar amounts of guaranteed SBA debentures that BDC Inc.’s SBIC subsidiary will be allowed to issue given the current limit on the dollar amount of such debentures that may be issued by multiple licensees under common management.  How will the available issue amounts of guaranteed SBA debentures be allocated among Golub Capital’s multiple licensees under common management?

United States Securities and Exchange Commission Page 33 February 5 , 2010

Response:

As requested, the Company has expanded the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments and Estimates – SBIC License” to indicate the minimum and maximum dollar amounts of guaranteed SBA debentures that the Company’s SBIC subsidiary would be allowed to issue given the current limit on the dollar amount of such debentures that may be issued by multiple licensees under common management and to describe how available issue amounts will be allocated among Golub Capital’s multiple licensees under common management.

Portfolio Composition, Investment Activity and Yield

91.	In the fifth sentence, identify which of the “following paragraphs” does not give effect to the GCMF Asset Sales.

Response:

As the GCMF Asset Transactions were completed prior to December 31, 2009 and the Company has updated the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Portfolio Composition, Investment Activity and Yield,” all of the statements under such heading give effect to the GCMF Asset Transactions.

92.	Revise the discussion contained in this section to also give effect to the GCMF Asset Sales and to otherwise update all information to 12-31-09.

Response:

As requested, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Portfolio Composition, Investment Activity and Yield” to give effect to the GCMF Asset Transactions and to otherwise update information to December 31, 2009.

93.
Expand the tabular presentation to disclose the total fair value of non-accrual loans and of PIK loans at 9-30-09 and at 12-31-09.  Also provide a brief discussion of what a PIK loan is and how “interest” on it is paid (which is akin to negative amortization).

United States Securities and Exchange Commission Page 34 February 5 , 2010

Response:

As requested, the Company has expanded the tabular presentation under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Portfolio Composition, Investment Activity and Yield” to disclose the total fair value of non-accrual loans as of September 30, 2009 and December 31, 2009.  The Company also has included disclosure on page  55 of Amendment No. 1 to disclose that payment-in-kind (“PIK”) loans do not constitute a material portion of our portfolio and to describe PIK loans and how interest is paid on such loans.

Income Tax

94.
Highlight the material tax consequences, if any, of the 2009 GCMF Asset sales on BDC LLC’s and BDC Inc.’s investors.  Disclose the potential material impact, if any, on BDC Inc.’s shareholders, of the built-in gains on the property BDC LLC currently owns.

Response:

The Company respectfully submits that there are no material U.S. federal income tax consequences to investors in BDC LLC and BDC Inc. as a result of the GCMF Asset Transactions described above in Response 18.  Also, BDC LLC does not currently have any net built-in gains on its property, and the Company does not anticipate that it will have any net built-in gains at the time of the BDC Conversion.

Credit Facilities

95.	Briefly highlight the material covenants of the Existing Credit Facility.

Response:

As requested, the Company has amended the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Credit Facilities” to describe the material affirmative and negative covenants of the Existing Credit Facility.

Valuation of Portfolio Investments

96.
Expand the end of the third paragraph to clarify that BDC Inc.’s board of directors is ultimately and solely responsible for any other situation where portfolio investments require a fair value determination.

United States Securities and Exchange Commission Page 35 February 5 , 2010

Response:

As requested, the Company has expanded the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Valuation of Portfolio Investments” to clarify that the Board of Directors is ultimately and solely responsible for any other situation where portfolio investments require a fair value determination.

Senior Securities

97.	It appears that the tabular presentation does not reflect the pay down resulting from the GCMF Asset sale. Please update the tabular presentation to reflect the pay down as of a current date.

Response:

As requested, the Company has updated the tabular presentation under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Senior Securities” to reflect the pay down of the Existing Credit Facility from cash contributions made to GCMF as part of the GCMF Asset Transactions.

One-Stop Loans

98.	Clarify that one-stop loans contain balloon payments and highlight the related risks. Please provide similar disclosure regarding the mezzanine loans.

Response:

As requested, the Company has amended the disclosure under the heading “The Company – Investment Structure” to clarify that one-stop and mezzanine loans contain balloon payments and to describe the related risks.

Mezzanine Loan

99.	Clarify, if true, that the mezzanine loans effectively provide for negative amortization and highlight the related risks.

United States Securities and Exchange Commission Page 36 February 5 , 2010

Response:

As requested, the Company has revised the disclosure under the heading “The Company – Investment Structure” to state that mezzanine loans effectively provide for negative amortization and to highlight risks associated with such loans.

Directors
100.	Please note that the requirements of Section 56(a) of the 1940 Act must be satisfied at the time that BDC Inc. files its form N-54A.

Response:

As requested, the Company acknowledges the Staff’s comment and advises the Staff that it will be in compliance with the requirements of Section 56(a) of the 1940 Act at the time the Company files its Form N-54A.

Duration and Termination

101.	Expand the disclosure to indicate that BDC Inc.’s shareholders may also terminate the Investment Management Agreement without penalty.

Response:

As requested, the Company has expanded the disclosure under the heading “Management Agreements – Management Fee – Duration and Termination” to indicate that the Company’s stockholders may terminate the Investment Advisory Agreement without penalty.

Certain Relationships

102.	Add the phrase “Related Party Transactions and” to the beginning of the caption for this section.

Response:

As requested, the Company has added the phrase “Related Party Transactions and” to the beginning of the aforementioned caption.

Material U.S Federal Income Tax Considerations

103.
Delete the phrase “tax consequences that we assume to be generally known by investors, or” from the third sentence.  Add any additional disclosure so that the prospectus summarizes the material U.S. federal income tax consequences to investors who are not subject to the identified exceptions for special treatment under U.S. federal income tax laws.

United States Securities and Exchange Commission Page 37 February 5 , 2010

Response:

As requested, we have deleted the words "tax consequences that we assume to be generally known by investors, or" from the third sentence under the heading “Material U.S. Income Tax Considerations” .  The Company respectfully submits that no additional disclosure is needed to summarize the material U.S. federal income tax consequences to investors who are not subject to the identified exceptions for special treatment under U.S. federal income tax laws.

Underwriting

104.	Please confirm to the staff whether FINRA has approved the underwriting terms of the BDC Inc.’s offering.

Response:

As requested, the Company will inform the Staff supplementally when the underwriting terms of the Company’s initial public offering have received clearance by the Financial Industry Regulatory Authority and provide a copy of the related “no objections” letter.  No letter has yet been issued by FINRA.

105.
Under a section in the prospectus captioned “Additional Underwriter Compensation” describe the terms of any agreement that BDC Inc. has entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder.  Also clarify whether any such fee payable thereunder is a one-time fee or whether it is payable annually.  Also file all such agreements as exhibits to the registration statement.

Response:

As requested, the Company has added a heading entitled “Additional Underwriter Compensation” to the “Underwriting” section of the Prospectus and included disclosure under such heading stating that the Company has not entered into any agreements with the underwriters other than the underwriting agreement described in the Registration Statement.

United States Securities and Exchange Commission Page 38 February 5 , 2010

Part C

Exhibits

106.	The Existing Credit Facility and the consent of the independent registered public accounting firm should be listed in the exhibit index and filed as exhibits to the registration statement.

Response:

As requested, the Company has filed the Existing Credit Facility as Exhibit (k)(4) to the Registration Statement and has filed an updated consent of its independent registered public accounting firm as Exhibit (n) to the Registration Statement.

Signatures

107.
Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the registrant’s board of directors.  All required signatures should be included in your next pre-effective amendment.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Registration Statement contains the signatures of a majority of the current members of the Board of Directors.  As and when additional members are added to the Company’s Board of Directors, the Company will ensure that all required signatures will be included with subsequent amendments to the Registration Statement.  A majority of the Company’s Board of Directors will be independent prior to the Company requesting acceleration of the Registration Statement.

108.
We note that one component of the "Cumulative Income Incentive Fee Calculation" makes reference to cumulative aggregate unrealized capital appreciation.  In your response letter, please explain how this component of the incentive fee calculation is consistent with Section 205(b)(3) of the Investment Advisers Act of 1940, which does not include cumulative aggregate unrealized capital appreciation as a basis for such incentive fees.

United States Securities and Exchange Commission Page 39 February 5 , 2010

Response:

The Company's proposed incentive fee structure responds to market criticisms of existing BDC incentive fee structures of which the Company is aware. For example, the Company understands that investors in BDCs are critical of the fact that incentive fees based on income may be payable to a BDC adviser under circumstances when there are embedded losses in the BDC's portfolio.  As discussed further below, the Company's incentive fee structure results in investors paying the lesser of an “Income and Capital Gains Incentive Fee Calculation,” which is the traditional BDC incentive fee structure, and a “Cumulative Income Incentive Fee Calculation,” which the Company has implemented in response to criticisms of the traditional structure.

The Company respectfully submits that the Investment Advisers Act of 1940 (the “Advisers Act”) does not explicitly prohibit a fee based on unrealized capital gains, but instead requires that any fee shall “not exceed 20 per centum of the realized capital gains upon the funds of the business development company over a specified period or as of definite dates, computed net of all realized capital losses and unrealized capital depreciation[.]”  Under  the Investment  Advisory Agreement, the incentive fee payable to GC Advisors will always be in an amount equal to the lesser of the "Cumulative Income Incentive Fee Calculation" and the "Income and Capital Gains Incentive Fee Calculation."

Although the “Cumulative Income Incentive Fee Calculation” combines both investment income and net capital gains in its calculation of cumulative pre-incentive fee net income, the “Income and Capital Gains Incentive Fee Calculation” follows the traditional formula for business development company incentive fee calculations prescribed by the Advisers Act and is equal to 20% of realized gains, computed net of all realized capital losses and unrealized capital depreciation.  Under the “Income and Capital Gains Incentive Fee Calculation,” the maximum incentive fee payable by the Company will never exceed the 20% limit set forth in the Advisers Act. Because the Company will always pay an incentive fee equal to the lesser of the two calculations, the incentive fee payable by the Company will potentially be a lesser percentage, but never a greater percentage, than the incentive fee limit set forth in the Advisers Act.  Accordingly, the Company believes the proposed incentive fee calculation for Golub Capital BDC, Inc. complies with both the letter and spirit of the relevant provisions of the Advisers Act.

* * * * * * * * * *

United States Securities and Exchange Commission Page 40 February 5 , 2010

If you have any questions, please feel free to contact the undersigned by telephone at 220.261.3313 (or by facsimile at 212.261.3333) or David J. Harris at 202.261.3385 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Very truly yours,

Thomas J. Friedmann

cc:	David B. Golub, Golub Capital BDC LLC
Jay L. Bernstein and Andrew S. Epstein, Clifford Chance US LLP Jonathan Waterman, McGladrey & Pullen, LLP David J. Harris, Dechert LLP